Filed by NSTAR Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: NSTAR

Commission File No. of Subject Company: 001-14768

This filing relates to the proposed merger of NSTAR with Northeast Utilities pursuant to the terms of an Agreement and Plan of Merger, dated as of October 16, 2010 (the “Merger Agreement”), by and among Northeast Utilities, NSTAR, NU Holding Energy 1 LLC and NU Holding Energy 2 LLC. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by NSTAR on October 18, 2010, and is incorporated by reference into this filing.

Chuck Shivery Chairman, President, and CEO, Northeast Utilities Tom May Chairman, President, and CEO, NSTAR

Safe Harbor

Information Concerning Forward-Looking Statements
In addition to historical information, this presentation may contain a number of “forward-looking statements” as defined in the Private
Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements.
Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast
Utilities' plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite NSTAR and Northeast Utilities shareholder approvals; the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the
Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NSTAR’s and Northeast Utilities’ reports filed with the SEC and available at the SEC’s website at
www.sec.gov. Forward-looking statements included in this release speak only as of the date of this release. Neither NSTAR nor
Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this release.

Safe Harbor

Additional Information and Where To Find It
In connection with the proposed merger between Northeast Utilities and NSTAR, Northeast Utilities will file with the SEC a
Registration Statement on Form S-4 that will include a joint proxy statement of Northeast Utilities and NSTAR that also constitutes a prospectus of Northeast Utilities. Northeast Utilities and NSTAR will mail the joint proxy statement/prospectus to their respective shareholders. Northeast Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from
Northeast Utilities’ website (www.nu.com) under the tab “Investors” and then under the heading "Financial/SEC Reports." You may also obtain these documents, free of charge, from NSTAR’s website (www.nstar.com) under the tab “Investor Relations.”
Participants in the Merger Solicitation
Northeast Utilities, NSTAR and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Northeast Utilities and NSTAR shareholders in favor of the merger and related matters.
Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Northeast
Utilities and NSTAR shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Northeast Utilities' executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2010. You can find information about NSTAR’s executive officers and directors in its definitive proxy statement filed with the SEC on March 12, 2010. Additional information about Northeast Utilities' executive officers and directors and NSTAR’s executive officers and directors can be found in the above-referenced Registration Statement on
Form  S-4 when it becomes available. You can obtain free copies of these documents from Northeast Utilities and NSTAR using the website information above.

Agenda Merger Rationale / Key Terms Financial Highlights Regulatory Timeline & Approvals Summary 3

Merger Rationale / Key Terms

ME
NY
VT
NH
M A
RI
A Compelling Combination – Creates Largest Utility
Company in New England
Significant transmission investment
opportunities combined with balance sheet
strength provides for substantial growth
potential
Larger, more diverse and better positioned
to support economic growth and
renewables in New England
Accretive to earnings in Year 1 and
provides enhanced total shareholder return
proposition
Enhances service quality capabilities to the
largest customer base in New England
Highly experienced and complementary
leadership team with proven track record
NSTAR Electric Service Area
NSTAR Gas Service Area
Northeast Utilities Electric Service Area
Northeast Utilities Gas Service Area
Combined Service Territory

A New England Based Utility Supporting the
Regional Economy
Ranking by Market Capitalization ($ in billions)
(1)
Combined Statistics
Ranking by Electric Customers (in millions)
(1)
2009 Revenue ($bn) $8.5
Regulated Utilities 6
Regulated States 3
Electric Customers 3,000,000
Gas Customers 500,000
Electric Transmission (Miles) 4,500
Electric Distribution (Miles) 72,000
Gas Distribution (Miles) 6,300
Generation (MW) 1,200
Total Rate Base ($bn) $10.8
Employees 9,300
$10.8
$9.5
$8.0
$7.0 $6.9
$6.8 $6.6
$5.4 $5.2
$4.1 $4.1
$31.6
SO XEL Pro
Forma
NU
DTE WEC AEE CNP CEG NU SCG TEG NST
#16
#21
#1
#29
3.1
3.0
2.7
2.4 2.4
2.1 2.1 2.1
1.9
1.8
1.1 1.1
0.7
5.4
EXC PGN Pro
Forma
NU
ETR AEE D CNP DTE PEG NU POM PNW NST SCG
#13
#19
#1
#26

Source: FactSet, company filings.
1. US utility rankings as of 10/15/10, based on companies in the S&P 500 Utilities Index excluding IPPs and Gas LDCs.

Southwest Connecticut Reliability:
Projects Complete
1
Connecticut Borders (MA, RI):
NEEWS Projects Under Way
3
Renewables & Clean Energy (ME/NH/VT):
Projects in Development/
High Wind potential areas
5
Excellent Transmission Opportunities into Largest New
England Load Centers
4
HVDC Line between Québec and New
Hampshire
Southeastern Massachusetts (MA):
Cape Cod Line
2
Load Center Populations (1)
Greater Boston: 4,600,000
Hartford: 1,200,000
Fairfield County: 900,000
6
Hydro-Québec-
HVDC
Potential Wind Sites
1. Source: IHS Global Insight Winter 2009 – 2010, US Markets: State Economies, U.S. Census Bureau 2009 estimates.

Key Merger Terms
Timing / Approvals:
Expected to close within 9 – 12 months
Shareholders, federal, and state
Headquarters: Dual – Hartford and Boston
Company Name:
Northeast Utilities
Consideration:
100% stock
Exchange Ratio:
1.312 shares of Northeast Utilities per NSTAR share
Pro Forma Ownership:
56% Northeast Utilities shareholders
44% NSTAR shareholders
Pro Forma Dividend:
At close, dividend increase for Northeast Utilities shareholders
Dividend parity for NSTAR shareholders
Governance:
Chuck Shivery to be non-executive Chairman
Tom May to be President and CEO
14 Board members
7 nominated by Northeast Utilities including Chuck Shivery
7 nominated by NSTAR including Tom May
Balanced Terms and Governance

Northeast Utilities Merger Rationale
Creates immediate value upon close
Elimination of previously planned 2012 equity issuance
Dividend uplift of ~20% based on Northeast Utilities’ current dividend
Enhanced pro forma credit profile
Scale and financial capabilities to enable future larger scale projects to deliver renewable generation into the largest load centers in New England
Paired with best-in-class utility distribution operator
Merger diversifies and enhances Northeast Utilities’ earnings stream over the long term

NSTAR Merger Rationale
Opportunity to enhance earnings and dividend growth by applying the
Company’s strong balance sheet and cash flow to attractive investment opportunities
Substantial transmission investment provides enhanced returns and an attractive regulatory construct
Merger diversifies NSTAR's earnings stream over the long term
Larger utility footprint provides NSTAR shareholders with access to projects and opportunities not available today
Pro forma balance sheet remains strong

Executive Management Organization

Christine Carmody
Human Resources
Greg Butler
General Counsel
Jim Judge
Chief Financial Officer
David McHale
Chief Administrative
Officer
Joe Nolan
Corporate
Relations
Lee Olivier
Chief Operating
Officer
Chuck Shivery
Non-Executive
Chairman
Tom May
President & Chief
Executive Officer

Financial Highlights

Proven Record of Delivering Superior Value
(1)
3 years 5 years 10 years
(18.7)
10.2
(7.6)
25.7
86.3
19.4
98.6
112.5
29.0
85.2
206.3
3.2
-30
-10
10
30
50
70
90
110
130
150
170
190
210
S&P 500 UTY Northeast Utilities NSTAR
(2) (3)
11
        Source: Factset.
1. Total returns as of 10/15/10. Assumes reinvestment of dividends.
2. Total returns calculated based on S&P 500 market index, which is weighted by market capitalization.
3.
Total returns calculated as simple average of the returns of the components of the UTY, as of 10/15/10.

Building A Larger, More Diverse and Better
Positioned Regulated Utility Business
Rate Base By State / Federal
Electric
Generation
4%
Electric
Distribution
54%
Gas
Distribution
11%
Electric
Transmission
31%
Rate Base By Business
Combined 2009 Rate Base: $10.8 billion
12
FERC
31%
CT
26%
NH
11%
MA
32%

Pro Forma Earnings Profile
Accretive to earnings of both Northeast Utilities and NSTAR in first full year and in the longer term
Accretion supported by financial benefits and efficiencies of combined company
Further supportive of targeted long term 6% – 9% earnings growth rate
Rule of thumb - every $10 million of pre-tax transaction benefits improves pro forma earnings accretion by ~1% or ~2¢ per share (based on approximately 315 million pro forma shares outstanding)

Common Stock Dividends
Both companies to continue existing dividend policy through closing
Pro forma dividend policy expected to retain focus on growing the dividend in-line with earnings
Northeast Utilities to increase dividend to provide parity with NSTAR dividend upon closing

Note:  Dividends are payable at the discretion of the Board of Trustees.

Dividend Parity – Illustrative Example
Per Share
NSTAR current dividend $1.60
÷ Exchange ratio 1.312x
Implied Northeast Utilities exchange ratio adjusted dividend $1.22
Current Northeast Utilities dividend $1.025
Northeast Utilities dividend uplift for parity $0.195 or ~20.0%
Example calculation of dividend parity based on current annual dividends per share

Value Uplift Potential
• Significant future
rate base growth
prospects
• Strong dividend
growth prospects
• Diversification
• Top tier
management
• No future equity
issuance
13.0x
14.3x
Northeast Utilities NSTAR Pro Forma
(1)
(1)
“Best-In-Class”
P/E Potential
1. Based on I/B/E/S consensus EPS estimates as of 10/15/10.

Enhanced Credit Quality
Strong balance sheet and cash flows position NU to fund rate base growth program principally through internally generated funds
Combined company and operating subsidiaries will have an enhanced credit profile
Highest quality business profile
Highly diversified earnings and cash flow
100% stock transaction – no new debt issued for merger
No long-term debt triggers from change-of-control

Regulatory Timeline and Next Steps

Regulatory Timeline
Oct 2010
Closing Expected in 9 – 12 months
Q4 2010 Q1 2011 Q2 2011 Q3 2011
Merger Announced
Make Regulatory
Filings
File Joint Proxy
Statement
Secure Regulatory Approvals
FERC, SEC, NRC, DOJ, MDPU
Northeast Utilities and
NSTAR Shareholder
Meetings
Develop Transition Implementation Plans
Receive Regulatory
Approvals
Close Merger

Summary

Creates New England’s premier energy provider
More diverse, stable and higher earnings growth profile than could be achieved standalone
Highly experienced management teams with proven track records of success
Combined company will have one of the most attractive total
return profiles in the industry
Summary

* * *

Information Concerning Forward-Looking Statements

In addition to historical information, this filing may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast Utilities’ plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite NSTAR and Northeast Utilities shareholder approvals; the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NSTAR’s and Northeast Utilities’ reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this release speak only as of the date of this release. Neither NSTAR nor Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this release.

Additional Information and Where To Find It

In connection with the proposed merger between Northeast Utilities and NSTAR, Northeast Utilities will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Northeast Utilities and NSTAR that also constitutes a prospectus of Northeast Utilities. Northeast Utilities and NSTAR will mail the joint proxy statement/prospectus to their respective shareholders. Northeast Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Northeast Utilities’ website (www.nu.com) under the tab “Investors” and then under the heading “Financial/SEC Reports.” You may also obtain these documents, free of charge, from NSTAR’s website (www.nstar.com) under the tab “Investor Relations.”

Participants in the Merger Solicitation

Northeast Utilities, NSTAR and their respective trustees, executive officers and certain other members of management and employees may be soliciting proxies from Northeast Utilities and NSTAR shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Northeast Utilities and NSTAR shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about NSTAR’s executive officers and trustees in its definitive proxy statement filed with the SEC on March 12, 2010. You can find information about Northeast Utilities’ executive officers and trustees in its definitive proxy statement filed with the SEC on April 1, 2010. Additional information about Northeast Utilities’ executive officers and trustees and NSTAR’s executive officers and trustees can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from NSTAR and Northeast Utilities using the website information above.